

February 28, 2011

Jonathan Patton
Austin Acquisitions, Inc.
2328 B Hartford Road
Austin, Texas 78703

> **Re:** **Austin Acquisitions, Inc.**
> **Amendment No. 2 to Form 10**
> **Filed February 15, 2011**
> **File No. 000-54228**

Dear Mr. Patton:

We have reviewed your responses to the comments in our letter dated February 7, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Management's Discussion and Analysis of Financial Statements and Results of Operations, page 17

1. Please reconcile your disclosure on page 17 that you estimate that you will exhaust your cash resources by March 1, 2011 with your disclosure on page 3 in your response letter dated February 15, 2011 that you will exhaust your cash resources by June 30, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Via facsimile: (877) 329-7833
        William P. Ruffa, Esq.
        Ruffa & Ruffa, P.C.